UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F  ☒            Form 40-F  ☐

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes  ☐            No  ☒

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date: May 22, 2006	By	/s/ JUNICHIROU OTSUDA
Junichirou Otsuda
Chief Manager
Corporate Administration Division

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Change in Representative Directors

Tokyo, May 22, 2006 — The Bank of Tokyo-Mitsubishi UFJ, Ltd., hereby announces the following change to its representative directors.

Change effective June 28, 2006*

Name	New Position	Current Position
Tetsuya Wada	Managing Director (Representative Director)	Managing Executive Officer

*	Please note that this change will become effective following the 1st Annual General Meeting of Shareholders and the Meeting of Board of Directors, which are scheduled to be held on June 28, 2006.